Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com


07023033


UNIVAR


SEC MAIL
RECEIVED
PROCESSING
APR 2 6 2007
WASH. D.C.
209
SECTION

April 25, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,



Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar N.V.: UDS 1,600,000,000 Syndicated Credit Facility Substantially Oversubscribed, Dated April 10, 2007
b. Press Release: Univar's Supervisory Board Nominates New Member, Dated April 16, 2007
c. Press Release: Univar Announces Completion of CHEMCENTRAL Acquisition, Dated April 20, 2007
d. Press Release: Univar Announces Two Senior Executive Changes, Dated April 24, 2007

 ABN·AMRO 
RECEIVED
APR 26 2007
209
Bank of America 

citigroup



UNIVAR

PRESS RELEASE

Univar N.V.: USD 1,600,000,000 Syndicated Credit Facility Substantially Oversubscribed

Rotterdam, The Netherlands – April 10, 2007 – Univar N.V. ("Univar" or the "Company"), ABN AMRO Bank N.V., Banc of America Securities Limited and Citigroup Global Markets Limited as Bookrunners are pleased to announce the closing of a USD 1,600,000,000 Syndicated Credit Facility (the "Facility") for Univar. After a very successful syndication, the Facility was oversubscribed by approximately 50% and Univar opted to increase the Facility from USD 1,500,000,000 to USD 1,600,000,000.

The Facility will refinance the Company's existing EUR 700,000,000 revolving credit facility signed June 2004, and will be used for general corporate purposes, including working capital and acquisitions. It will also be used to finance the pending acquisition of CHEMCENTRAL Corporation. The Facility is structured as a Revolving Credit Facility having a term of five years, with two one-year extension options.

The following banks participated in the facility:

<u>Bookrunners</u>
ABN AMRO Bank N.V.
Banc of America Securities Limited
Citigroup Global Markets Limited

<u>Mandated Lead Arrangers</u>
Bank of Scotland Corporate
Fortis Bank N.V.
ING Bank N.V.
Mizuho Corporate Bank Nederland N.V.
Coöperatieve Rabobank Rotterdam U.A.
The Royal Bank of Scotland plc
Société Générale

<u>Arrangers</u>
Bank of Montreal
Lloyds TSB Bank plc
NIBC Bank N.V.

Co-Arrangers
Banca di Roma
Banque LBLux S.A.
BNP Paribas S.A.
The Bank of Tokyo-Mitsubishi UFJ, Ltd
Danske Bank
Dresdner Bank AG, Niederlassung Luxembourg
LRI Landesbank Rheinland-Pfalz International S.A.
US Bank National Association
Friesland Bank N.V.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries it serves. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating itself through its vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com.

For further information regarding the Facility, please contact:

Fleur Boos
ABN AMRO Bank N.V.
+31 20 383 6649

William Bishop
Banc of America Securities Limited
+44 20 7174 4542

Josef Hoerman
Citigroup Global Markets Limited
+44 20 7986 6012

Gregg Sloate
Univar N.V.
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

82-34796




SEC MAIL PROCESSING
RECEIVED
APR 26 2007
WASH, D.C. 209 SECTION

PRESS RELEASE

Univar's Supervisory Board Nominates New Member

Rotterdam, The Netherlands – April 16, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its Supervisory Board will make a non-binding recommendation to the Annual General Meeting ("AGM") to elect Ir. Rein Willems to become its sixth member as of September 1, 2007.

Ir. Willems is currently President of Shell Nederland B.V., based in The Hague, a position he has held since October, 2003. From 1993-1998, he was President of Shell Philippines, returning to the chemical division in the position of Executive Vice-President, initially for *Base Chemicals and Intermediates* based in London, and, subsequently, for *Business Units and Procurement* based in Singapore. Ir. Willems joined the Royal/Dutch Shell Group in 1969, working for many years principally in chemicals, holding positions in Australia, the United Kingdom, the Netherlands, Brazil, and other locations. He obtained a degree in chemical technology from the Technical University of Delft in the Netherlands.

Ir. Willems is also a Director of Gasterra (the Dutch national trading company for natural gas), a member of the Board of the Dutch Employers' Confederation, chairman of the Association of the Dutch Chemical Industry, and member of the Supervisory Boards of Kon. Joh. Enschede, FMO (the Dutch development bank), and the Free University of Amsterdam, among his current affiliations.

Univar N.V.'s AGM will be held at 2:00p.m. CET on May 9, 2007 at the Westin Hotel, Rotterdam.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

###


SEC MAIL
RECEIVED
PROCESSING
APR 2 6 2007
WASH, D.C.


UNIVAR

PRESS RELEASE

Univar Announces Completion of CHEMCENTRAL Acquisition

Rotterdam, The Netherlands – April 20, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, announced it has completed the acquisition of CHEMCENTRAL Corporation.

Financial results for CHEMCENTRAL will be consolidated with Univar's results as of April 19, 2007.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada and 18 European countries. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###


UNIVAR


SEC MAIL PROCESSING
RECEIVED
APR 26 2007
WASH, D.C.
209
SECTION

PRESS RELEASE

Univar Announces Two Senior Executive Changes

Rotterdam, The Netherlands – April 24, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced two changes within its senior executive team. Terry Hill, President of Univar USA, has been promoted to the corporate staff of Univar N.V., where he will assume the newly created position of Senior Vice President and Chief Commercial Officer. In his new capacity, Mr. Hill will have executive responsibility for directing global marketing and producer strategies. In particular, he will be working with Univar's business units to maximize the value of the company's producer relationships and to better coordinate and leverage key marketing initiatives for accelerating growth on a global basis.

In addition, Mr. Hill will have full executive authority over both sales and operations for all Univar business activity outside of North America, including Univar Europe.

John Yanney, President and CEO of CHEMCENTRAL Corporation, which last week became a wholly-owned subsidiary of Univar, will become President of Univar USA., where he will assume full executive responsibility for all Univar business activity in the United States. In his new role, Mr. Yanney will lead, in close coordination with Mr. Hill, the integration of Univar and CHEMCENTRAL.

Both executives are seasoned chemical distribution veterans. Mr. Hill has been President of Univar USA since 2003, and was previously its Senior Vice President – Field Operations. He has held various positions at Univar USA including Sales Manager, General Manager, and Regional Vice President, starting with the company in 1985 when Univar USA operated as Van Waters & Rogers. Mr. Hill spent two years in medical distribution subsequent to his graduation from Texas Tech University with a Bachelor of Science degree in Microbiology and a minor in Chemistry. Under his leadership, Univar USA has grown its revenues and operating profits substantially.

Mr. Yanney likewise has a distinguished career, serving in several positions at CHEMCENTRAL before becoming its President and CEO in 2001. Prior to this, he was Regional Vice President in the San Francisco office with responsibility for the West Coast and Asia. During his 30-year career with CHEMCENTRAL, he has also held the positions of Regional Controller, Senior Sales Manager and General Manager. Mr. Yanney graduated from Marian College in Indianapolis, Indiana with a degree in Business/Accounting. Since he became President of CHEMCENTRAL, that company's revenues and operating profits have grown substantially.

Commenting on these management changes, Gary E. Pruitt, president and CEO of Univar N.V. said, "We are extremely fortunate to be able to benefit from the talents of these very capable, very proven executives. In particular, we believe that these new assignments for Terry and John will accelerate the spread of best practices throughout our entire organization." Both Mr. Hill and Mr. Yanney will report to Mr. Pruitt. These executive changes are effective immediately.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada, 18 European countries, and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

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END